MAINZ BIOMED

BROADRIDGE CORPORATE ISSUER SOLUTIONS
C/O MAINZ BIOMED N.V.
P.O. BOX 1342
BRENTWOOD, NY 11717

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 5:59 p.m. Eastern Time the day before the cut-off date (i.e. until such time on June 20, 2022). Follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 5:59 p.m. Eastern Time the day before the cut-off date (i.e. until such time on June 20, 2022). Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D87718-P76960 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

MAINZ BIOMED N.V.

The Board of Directors recommends you vote FOR the following proposals:	**For**	**Against**	**Abstain**
3. Adoption of the annual accounts for the financial year ended 31 December 2021	☐	☐	☐
4. Discharge of the directors for their management and supervision during the financial year ended 31 December 2021	☐	☐	☐
5. Approval of the 2022 Omnibus Incentive Plan	☐	☐	☐
6. Amendment of the Remuneration Policy	☐	☐	☐
7. Extension of the authorisation of the Board to acquire ordinary shares or depositary receipts thereof	☐	☐	☐
8. Extension of the authorisation of the Board to acquire preferred shares or depositary receipts thereof	☐	☐	☐
9. Assignment of Kreston Lentink Audit B.V. as Dutch auditor for the financial year 2022 and authorisation of the Board to assign a US auditor	☐	☐	☐

	Yes	**No**
Please indicate if you plan to attend this meeting.	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement, Annual Report and Form 20-F are available at www.proxyvote.com.

D87719-P76960

MAINZ BIOMED N.V.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
ANNUAL MEETING OF SHAREHOLDERS
JUNE 28, 2022

The shareholder(s) hereby appoint(s) each of: (i) Mr. H. Hekland, Chairman of the board of the Company, and (ii) each civil law notary and candidate civil law notary working with CMS Derks Star Busmann N.V., as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of Mainz Biomed N.V. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 3:00 pm Central European Time on Tuesday 28 June 2022, at the offices of CMS Netherlands, Parnassusweg 737, 1077 DG Amsterdam, the Netherlands, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS MADE.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE